02 JUL 23 AM 10:38

ESSILOR

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : +33 1 49 77 42 16
Fax : +33 1 49 77 43 24

02042827

July 19, 2002

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 0 1 2002
THOMSON
FINANCIAL

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

Véronique Gillet
VP Investor Relations

dlw 7/24

Encl:
First-half 2002 sales press release
Joint venture in Korea press release

ESSILOR

PRESS RELEASE

# First-Half 2002 Sales Up 7% Like-for-Like

*Charenton-le-Pont, France (July 18, 2002)* — Essilor, the world leader in ophthalmic optics, today announced its provisional consolidated sales for the six months ending June 30, 2002.

| June 30, 2002 | June 30, 2001 | % change |
|---|---|---|
| **€1,112.2 million** | **€1,046.3 million** | **6.3%** |

**On a like-for-like basis, growth was 7%. This higher-than-usual increase was driven by**:

- A good performance in Europe as a whole, despite a slowdown in Central Europe.
- Satisfactory results in the United States, led by robust sales to distribution chains and independent prescription laboratories.
- The sustained success of the Transitions® Next Generation photochromic lenses.
- A substantial increase in sales of polycarbonate lenses.

**The currency effect was a negative 1.9%**, due mainly to the decline in the dollar, but it had no significant impact on operating margin.

**Changes in the scope of consolidation added 1.3% to sales** and primarily concerned the consolidation of the UK-based Dollond and Aitchison chain of laboratories, acquired in June 2001.

The first-half's strong sales are expected to have a positive impact on full-year operating margin and help Essilor meet its medium-term profitability growth targets.

Now that the Transitions® line has been introduced in all markets, second-half sales are expected to return to a level more in line with Essilor's long-term growth model. As a result, the forecast of a 5 to 6% organic growth in full-year sales remains in effect.

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*Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 160 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA ; Bloomberg : EF FP).*

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Investor Relations and Financial Communication
Phone: +33 1 49 77 42 16
www.essilor.com

ESSILOR

**COMMUNIQUE DE PRESSE**

# Chiffre d'affaires du 1er semestre 2002
# +7% en base homogène

*Charenton-le-Pont (18 juillet 2002)* -- Au 30 juin 2002, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

| 1er semestre 2002 | 1er semestre 2001 | % |
|---|---|---|
| **1 112, 2 M€** | **1 046,3 M€** | **+6,3** |

**La croissance en base homogène, plus soutenue que d'habitude, atteint 7%. Ses principaux facteurs sont**:

- La bonne tenue de l'Europe dans son ensemble, malgré un ralentissement dans les pays du centre,
- Aux Etats-Unis, un niveau d'activité satisfaisant tiré par le dynamisme des ventes aux chaînes de distribution et aux laboratoires de prescription indépendants,
- Une confirmation du succès des verres photochromiques Transitions® Next Generation,
- Et, enfin, une progression importante des ventes de verres en polycarbonate.

**L'effet de change est négatif (-1,9%)**, essentiellement à cause de la baisse du dollar, mais sans impact significatif sur le taux de marge opérationnelle.

**L'effet de périmètre est positif (+1,3%)** et provient principalement de l'intégration des laboratoires de la chaîne D&A (Dollond and Aitchison) au Royaume-Uni dont Essilor a fait l'acquisition en juin 2001.

Le niveau élevé de l'activité au premier semestre aura une incidence positive sur la marge opérationnelle en 2002 et conforte Essilor dans son objectif de progression à moyen terme de la rentabilité du groupe.

Pour l'ensemble de l'exercice 2002, il faut noter que la nouvelle gamme Transitions® étant maintenant déployée sur tous les marchés, l'activité devrait revenir, dans la seconde partie de l'année, à un niveau plus conforme à celui du modèle de croissance à long terme d'Essilor. En conséquence, la prévision d'une hausse des ventes en base homogène de 5 à 6% pour 2002 est maintenue.

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*Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 160 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters : ESSI.PA ; Bloomberg : EF FP)*

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Relations Investisseurs et Communication Financière
Tél.: 01 49 77 42 16
www.essilor.com

ESSILOR

**PRESS RELEASE**

# Essilor Enters South Korean Market

***By creating an equally owned joint venture with Samyung Trading Co. Ltd., Essilor International becomes a major force in South Korea's ophthalmic lens industry***

*Charenton-le-Pont, France (July 18, 2002)* — Essilor International and South Korea's Samyung Trading Co. Ltd. have signed a letter of intent to create Essilor Korea Ltd., an equally owned joint venture. The new company will own all of Samyung Trading's ophthalmic lens businesses, corresponding to a 100% interest in Topex and a 75% stake in Chemiglas.

Chemiglas, the country's second-largest ophthalmic optics manufacturer, produces and distributes lenses in South Korea and in export markets. The company is listed on the Kosdaq, one of the main Korean stock markets.

Topex is a manufacturer and prescription laboratory that distributes Essilor's Varilux® and Crizal® lenses to South Korean opticians.

Essilor's entry into the South Korean market and alliance with Samyung Trading represent a major strategic development for three reasons:

- South Korea is Asia's second largest market in terms of revenue, after Japan, thanks to a varied product mix that features a high percentage of medium and high-index and anti-reflection lenses.
- Progressive lenses, Essilor's traditional strength, are enjoying rapid growth since they still account for only a small share of the local presbyopic market.
- The two partners' skills and expertise offer a strong strategic fit, and their collaboration will support the growth of South Korea's corrective lens industry.

The joint venture will generate roughly $35 million in annual sales and be headquartered in Seoul.

----------------------

*Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 160 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market under Euroclear code 12166 (Reuters: ESSI.PA ; Bloomberg : EF FP).*

----------------------

Investor Relations and Financial Communication
Phone: +33 1 49 77 42 16
www.essilor.com

ESSILOR

COMMUNIQUE DE PRESSE

# Essilor entre en Corée du Sud

***Essilor International s'associe au groupe Samyung Trading Co. Ltd. au sein d'une joint venture 50/50 et devient un acteur majeur du verre ophtalmique en Corée du Sud***

*Charenton-le-Pont (18 juillet 2002)* -- Essilor International et le groupe coréen Samyung Trading Co. Ltd. viennent de signer une lettre d'intention pour créer une joint venture 50/50, Essilor Korea Ltd., qui détiendra l'ensemble des activités de Samyung Trading dans le domaine ophtalmique, soit 100% de la société Topex et 75% de la société Chemiglas.

Chemiglas, numéro deux coréen de l'optique ophtalmique, produit et distribue des verres sur le marché coréen ainsi qu'à l'exportation. Chemiglas est cotée sur le Kosdaq, un des principaux marchés de la Bourse de Corée.

Topex, est un fabricant et un laboratoire de prescription qui distribue les verres Varilux® et Crizal® d'Essilor auprès des opticiens de Corée.

L'entrée en Corée d'Essilor et son association avec le groupe Samyung Trading représente une étape stratégique pour trois raisons :

- La Corée est le second marché d'Asie en valeur après le Japon grâce à un mix produit riche caractérisé par une forte pénétration des matériaux à moyens et hauts indices ainsi que des antireflets.
- Les verres progressifs, force traditionnelle d'Essilor, connaissent une croissance rapide due à leur part de marché encore faible sur le segment de la presbytie.
- Les savoir faire d'Essilor et de Samyung Trading offrent des complémentarités et la collaboration des deux sociétés sera bénéfique pour le développement futur de l'industrie du verre correcteur en Corée du Sud.

Le chiffre d'affaires de la joint venture représentera 35 millions de dollars environ et son siège se situera à Séoul.

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*Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 160 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (Euroclear : 12166 ; Reuters : ESSI.PA ; Bloomberg : EF FP).*

---------------------

Relations Investisseurs et Communication Financière
Tél.: 01 49 77 42 16
www.essilor.com